
SMALL BATCH
0010
Chareau
ALOE LIQUEUR
25% ALC/VOL 750 ML

CHAREAU
2019 Report

Dear investors,

Thank you for your continued support over the years. We are all going through an unprecedented time right now with COVID-19, and I wish for you continued health and safety. We at Chareau are doing our best to support our friends, family, employees, customers, and shareholders at this time. We are looking into all options for both government and private funding, additional revenue streams, cutting expenditures, and continuing to grow the Chareau brand. We will get through this, and we will be stronger together.

We need your help!

Chareau is an award-winning, in-demand product with a solid infrastructure for future growth. Prior to March 2020, we were on the path to profitability and growth of 100% year over year. However, the current COVID-19 situation has led to capital constraints. We need to raise additional capital and shift revenue to digital retail sales. Investors can support us by considering future investment or driving online sales of Chareau to friends, family, and their network.

Sincerely,

Kurt Charron
President

Our Mission

As more and more bars are embracing high-quality ingredients and craft cocktails, Chareau aspires to be one of the few bar staples actually produced here in the USA. Our unique combination of Cucumber, Mint, and Muskmelon with fresh Aloe has already found a place in the best bars, restaurants, and hotels in the country, such as The Aviary in Chicago and the Wynn Hotel in Las Vegas. Our plan for 2019 is to expand into more bars & retail stores across the country and bring Chareau international.

See our full profile

How did we do this year?

Report Card

B+

The Good

- Our revenue increased over 2018 while lowering operating expenses, leading to our first month of positive EBITDA.
- We signed new sales, marketing, and distribution partnerships that will lead to future growth.
- The Chareau brand continues to be an industry favorite and garnering press.

The Bad

- Having to re-educate customers on how to acquire Chareau from new distributors. It was successful, but had a learning curve.
- Lean capital resources led to inventory out of stocks.
- Securing future growth capital.

2019 At a Glance

February 11 to December 31

$1,093,621 +18%
Revenue

-$766,287
Net Loss

$287,374 +219%
Short Term Debt

$465,383
Raised in 2017

$34,634
Cash on Hand
As of 04/14/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We've crafted the world's first alcoholic spirit from the increasingly popular aloe vera plant. Chareau is a light, refreshing liqueur versatile enough to be mixed in almost any cocktail and smooth enough to be sipped on the rocks. Our aloe spirit is unique—with half the amount of sugar and calories as similar liqueurs—and crafted from farm-fresh ingredients you can actually pronounce. That quality is why we're already in over 3000 bars and restaurants in 40 states.

As more and more bars are embracing high-quality ingredients and craft cocktails, Chareau aspires to be one of the few bar staples actually produced here in the USA. Our unique combination of Cucumber, Mint, and Muskmelon with fresh Aloe has already found a place in the best bars, restaurants, and hotels in the country.

Milestones

Charron Favreau SPC was incorporated in the State of Washington in February 2019.

Since then, we have:

- $1.1 million in 2019 Revenue

- Signed a key Sales and Marketing partnership with the Espiritus Group

- Expanded our distribution footprint across the U.S.

Historical Results of Operations

Over the course of 2019 we rolled out a new sales infrastructure with the Espiritus Group. We restructured market by market, and realigned our distribution, to fit our future growth plans.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $1,093,621. Our gross margin was 59.55%.

- *Assets.* As of December 31, 2019, the Company had total assets of $444,613, including -$34,240 in cash.

- *Net Loss.* The Company has had net losses of $766,287 for 2019.

- *Liabilities.* The Company's liabilities totaled $1,260,669 for 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $485,000 in debt, $455,000 in equity, and $1,045,000 in convertibles.

Given the current COVID-19 pandemic, we are currently evaluating our future capital needs on a daily basis.

Runway & Short/Mid Term Expenses

Charron Favreau SPC cash in hand is $34,634.16, as of April 2020. Over the last three months ending January 31, 2020, revenues have averaged $109,546/month, cost of goods sold has averaged $30,738/month, and operational expenses have averaged $66,918/month, for an average net margin of $11,890 per month.

The COVID-19 pandemic has severely affected our operations. Prior to the pandemic, over 85% of our revenue came from sales to bars and restaurants. The mandatory closure of bars and restaurants in March 2020 caused revenue to drop far below projections.

Due to the current COVID-19 pandemic, it is difficult to give an accurate projection of revenue and expenses over the next 6 months. As a result, we have reduced expenses to basic overhead. We are planning for bars and restaurants to be closed for the next 3 months, and expect a period of industry recovery for the following 6-9 months. Our company is exploring new revenue streams, speaking with potential investors, and will need government financial assistance to fully recover.

Net Margin: -70% **Gross Margin: 60%** **Return on Assets: -172%** **Earnings per Share: -$0.43**

Revenue per Employee: $546,811 **Cash to Assets: -8%** **Revenue to Receivables: 1,357%** **Debt Ratio: 284%**

CF_2019_P_L_by_Month.pdf

CF_2019_Balance_Sheet_by_Month.pdf

We ❤ Our 283 Investors

Thank You For Believing In Us

Aimee Garcia
Richard K Smith
Michael Kennedy
Dave Hellman
Jennifer Heftler
Christian Abapo
Randy Millar
Balarama Nalluri
Haleigh Kotter
Elizabeth Conant
Dion Lancia
Nicolle Halla
Jim Somers
Robert Brandon Sokol
Raymon Orange
Robert O'Connor
Lucas Pinelli
Jeffrey N. Vargas
Mark L. Brock
Santosh Kumar
Michael W. Cammon
Elisa Ritt
Michael DeLaMater
John J Longeway
Tim Meichtry
Midhat Qidwai
Scott Borenstein
Vito J. Federici
Bryan Osborne
Christopher Ward
Jerome F Jablonski
Sara Crabbe
Conrad Greenaway
Charlotte Larsen
Jon Adams
Samson Dufegha
Jonathan Moon
Anita Koch
Apim Patel
Snehal Talati
Michael Morris

Ronak Kordestani
Andrew Douglas VanderP...
Rex W Plamann
Jeremy Foxx
Cynthia Hernandez
Charles Armour
David Landry
David Gull
Doug Price
Michael Neidert
Alan Jacobson
Robert Collini
Tehra Turnbaugh Thorp
Gerry Charron
Evan Franca
Jonathan Schmidt
Kris Cheng
Adam Marosi
Mohammed S Rais
Michael Tobin
Jonathan Moon
Jeffrey Reiner
Brent Palman
Ruth Clemmer
Edgar Mauricio Cadena P...
Kate Neal
Jill Donenfeld
Gissell Perez
James Shea
Stephen Pettey
John Butterfield
Casandra Kennedy
Jessica Herman
Jonas Green
Jim Michaels
Brian Taylor
Dang Nguyen
Stephane Bourgain
Stephen Pettey
Timothy Huss
Rodger Zeferino

Dr. William Graves
Barbara Jane Pinel
Sean Short
Marcus Dakota
Sasha Barrese
Matthew Erme
Tanner Oman
Amir Marashi
Matt Huber
Gerry Charron
Jason Kennedy
Juan Lorenzo Cappellin
Marcus Sitonio
Andrew Loh
Christina Talley
John Danesi
Adam Field
Clarence Farrell
Ethan Steffen
H. Wyatt Hanna, III
John Bell
Dave Fleming
Steve Brinkmeyer
Edward Winekoff Jr
Miles D SORCE
Jagdish J Shroff
Robert Noack
Anand Mukherjee
Alan KESLER
Brad Thorson
Vincent Maguire
Darren Massey
Roarke Van Brunt
Tan Quan Nguyen
Rouzbeh Kordestani
Brandon Brown
Ethan REDRUP
Ryan Lewand
Sean ODonnell
Alex Borta
Ashlee Traynham

Craig Vom Lehn
Johnson Hor
Meghan McClelland
James Walk
Bhabesh Chakrabarti
Modesto Martinez
Jacob Anderson
David Lanthier
Harold Eric Theurer
Jae Li Ang
Heather Kamins Iwanicki
Rachel Griffin
Geoffrey Plourde
Rick Prasad
Marc Cain
Santosh Kumar
Jay Clutter
Gregg Carlson
Alan Goldberg
Stephanie Ramsey
Paul Hletko
Aimee Garcia
Richard R Cruz
Cody Patterson
William Gray
Justin Levy
Catherine Rogers
Joseph Diokno
Song Hwang
Anne McClendon
Russell Larocque
Jonathon Komack Martin
Brad A Smith
Tanner Frey
Jesus Aguilar
Miles D SORCE
Karolyn Son
Jeff Park
Sam Graziano
Casin Nemoto

Charles D. Hicks
Kurt Yordy
David Rakoff
Stephen Mathai
Edgar Benjamin Cabrera
Amir Marashi
Edgar Benjamin Cabrera
Mary Kuali'i
Bhabesh Chakrabarti
Natalie Grand
Keith Carrigan
Coby Goodman
Erika Ventura
Keith Guerin
Trevor Landry
Gregg Johnson
Kenneth Van Rye
Michael Witt
Mike Stockhausen
Robert D Nock
Nilay Parikh
Joshua Friedman
Arthur Tyte
Michelle Lai
Krysti Baxter
Jessica Levy
Erik Dwyer
Andrev Ward
David Myers
Bansidhar Bandi
Alice PRESTIA
Wanda Taylor
Eva McGoey
Sumeet Singh Kushwah
Nathan Webber
DEXMAR GONZALEZ
Justin A Skladanek
Rohan Joseph
Howard M Hadley
Riley Huddleston

James Bracy
Brian Burke
Peter Johnston
Anthony Axelrod
Paul Setlak
Anthony Sippio
James Bracy
Peter Johnston
Cynthia Hernandez
Cindy M. Lopez
Kateri Garcia
Erika Ventura
Nicolle Halla
Seth Dalmas
David Kyle
Jack Heald
Sunil Gurung
Andre' P. Fournier
Jackson Wong
Jim Michaels
Lauren Boyd
David Vaught
Michael Delaney
Victoria V. MARTA
John M. Dowd
James G. Holway
Luis Boria
Marlene Shirley
Davinder Sharma
Mike Elling
Andy Wong
Scott Shooman
Katelyn Henry
Dang Nguyen
Casandra Kennedy
Yibin Guo
Nilay Parikh
Deborah Praga
Benjamin Morrow
Filipe Peerally

Mary Kuali'i
Tanner Oman
Lyle Notice
Aaron B. Hyatt
Andrew Feld
Barnaby Zelman
Ted Ooyevaar
Devon Anderson
Colione Walliser
Charles Lee
Cornelius Matthew
Habibullah Chandio
Alexander Vance
Cole Caruso
John H Weidle Jr
Morris Gelman
Chinedum "Chin" Uguru
Mike Stockhausen
Stephen William WALLS
Mark Diorio
Jesse Johnson
Cheow Tan-Babcock
Aslambabu Shaik
Richard Lopez
Dennis Ascienzo
Barbara Misechok
Long Van Nguyen
Miguel Cruz
Jie Liu
Neville George
La Vonne P. Ellis
Allen Cai
Neil O'Connor
Cheow Tan-Babcock
Marlene Shirley
Douglas Niggemann
Paul Windsor
Lawrence Slade
Anne LaNova
Gautam Shah

Thank You!

From the Chareau Team



Kurt Charron
President

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Kurt Charron	Managing Member @ Chareau	2011

Officers

OFFICER	TITLE	JOINED
Kurt Charron	President, CEO	2011

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Kurt Charron	544,000 Common Units	30.6%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
11/2013	$100,000		Regulation D, Rule 506(b)
07/2014	$280,000		Regulation D, Rule 506(b)
04/2016	$175,000		Regulation D, Rule 506(b)
12/2017	$425,000		Regulation D, Rule 506(c)
08/2018	$175,000		Regulation D, Rule 506(c)
01/2019	$135,000		Regulation D, Rule 506(c)
12/2019	$210,000		Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
11/23/2013	$100,000			$245,000	
12/15/2017	$425,000	6.0%	20.0%	$5,000,000	03/31/2019
08/17/2018	$175,000	6.0%	20.0%	$5,000,000	07/31/2020
01/20/2019	$135,000	6.0%	20.0%	$5,000,000	01/20/2021
12/31/2019	$210,000				

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
	10/01/2016	$100,000		7.99%	10/01/2026	Yes
Aimee Garcia	11/09/2017	$25,000	$23,150	5.0%		
William Graves	01/03/2018	$40,000	$36,710	5.0%		
Ronak Kordestani	07/07/2018	$130,000	$127,199	5.0%		
Rouzbeh Kordestani	11/29/2018	$190,000	$193,171	5.0%		

Related Party Transactions

Name	Kurt Charron
Amount Invested	$56,000
Transaction type	Loan
Issued	02/15/2017
Outstanding principal plus interest	$23,917 as of 02/2019
Interest	0.0 per annum
Maturity	12/31/2020
Outstanding	Yes
Current with payments	Yes
Relationship	Founder/ President

Name	Kurt Charron
Amount Invested	$130,000
Transaction type	Loan
Issued	11/02/2018
Outstanding principal plus interest	$134,926 as of 02/2019
Interest	5.0 per annum
Maturity	12/31/2020
Outstanding	Yes
Current with payments	Yes
Relationship	Founder/President

Payments will initiate once the company reaches profitability

Name	Gerard Charron
Amount Invested	$30,000
Transaction type	Loan
Issued	02/22/2019
Outstanding principal plus interest	$31,565 as of 04/2020
Interest	6.0 per annum
Outstanding	Yes
Relationship	Father of Founder/CEO

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Units	1,998,192	1,778,192	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	220,000

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

RISK FACTORS Prospective investors, prior to making an investment in the securities of our company, should carefully consider, among others, the following risk factors:

FORWARD-LOOKING STATEMENTS Some of the statements in the materials provided to subscribers and purchasers are forward-looking. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may and likely will differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

Risks Related to Our Business Generally We have limited working capital and may need to raise additional capital in the future. Our capital needs in the future will depend upon factors such as our rate of growth, inventory requirements, market acceptance of our products and any other new products we launch, the success of our independent distributors and our production, marketing and sales costs. None of these factors can be predicted with certainty. We may need substantial additional debt or equity financing in the future for which we currently have no commitments or arrangement. We cannot assure you that any additional financing, if required, will be available or, even if it is available that it will be on terms acceptable to us. If we raise additional funds by selling units, the ownership of our existing shareholders will be diluted. Any inability to obtain required financing could have a material adverse effect on our business, results of operations and financial condition. We expect to encounter risks and difficulties in sales and acceptance of our products frequently faced by early stage companies in rapidly evolving markets. We face all of the risks and uncertainties encountered by a young business. You must consider our prospects in light of the risks, expenses, and difficulties frequently encountered by companies in a alcoholic beverage or spirits manufacturing, importing, and wholesaling business. Demand and market acceptance for recently introduced products are subject to a high level of uncertainty and risk. Further, it is difficult to predict the market's future growth rate. The alcoholic beverage and spirits market is large, with the specialty organic segment comprised of many vendors. Our products are attempting to create a niche in the industry, and may not achieve or sustain market acceptance. To address these risks, we must, among other things, maintain and expand our customer base; implement and successfully execute our business and marketing strategy; implement and upgrade the technology and systems that we use to process client and customer transactions and payments; respond to competitive developments; and attract, retain, and motivate qualified personnel. We cannot assure that we will successfully address these risks, and failure to do so could have a negative impact on our business, operating results and financial condition. Failure to raise capital in a timely manner will constrain our growth. Our projected growth requires us to execute our business plan to develop our brand, build our infrastructure and enhance our employee base, all of which require capital. If we experience difficulty or delays in raising the funds we need, it may delay our ability to execute our business plan. Additional future delays in obtaining funding may be caused by a combination of factors, including a general slow down in funds available for private companies, stock market corrections that diminish the available capital pool, and our own inability to satisfy investment expectations of investors and the venture capital community about the value of investing in our industry, in general, and an investment in our securities, in particular. Future delays in obtaining funding in a timely manner will constrain or prevent our growth. We are at risk because we do not have a diversified merchandise mix. The great majority of our assets will be committed to developing and marketing a line of products in a single industry under a single brand. Accordingly, because we have few other assets or product lines that could spread the risk of investment, our profitability will depend on the success of our sales of products under our brand name and related product names. We may, at any time, elect to discontinue use of the Chareau brand name or change our products, services, or concepts. We have a name and logo that are not well known. Our ability to sell our products depends on the ready acceptance by the consuming public of a trade/brand name and logo and names and logos of its new products. Competitors have developed well-known trade/brand names and logos that have, and may continue to have, superior recognition in the relevant marketplace. There can be no assurance that our products will be well received by the consuming public and relevant markets. Seasonality may cause cash flow to vary from quarter to quarter. Seasonal factors typically influence retail demand for food products, which would impact sales through our direct and distributor customers, subsequently impacting our quarterly revenues and cash flows. We expect our quarterly operating results to fluctuate. We expect to experience significant fluctuations in future quarterly operating results due to a variety of factors, many of which are outside our control. As a result, quarterly comparisons of

our operating results are not necessarily meaningful and investors should not necessarily rely on the results of one quarter as an indication of our future performance. Factors that may negatively affect our quarterly operating results include: • frequency of repeat purchases by customers; • our ability to attract and retain talented sales employees; • the announcement or introduction of new or enhanced products by us or our competitors; • changes in our pricing policies or the pricing policies of our competitors; and • the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations, and infrastructure. Our quarterly gross margins also may be impacted by a number of different factors, including the mix of product revenues and the cost fluctuation of various product ingredients. Because our lack of operating history and the rapidly evolving nature of our industry make forecasting quarterly operating results difficult, we base our expenses in large part on our operating plans and future revenue projections. Most of our expenses are fixed in the short term, and it may be difficult to quickly reduce spending if revenues are lower than projected. Therefore, any significant shortfall in revenues would likely have an immediate and negative impact on our business, operating results, and financial condition. Our growth is dependent on the successful introduction of new products not well known in our markets, and we have limited access to independent market research. Products made with Aloe are relatively new to the United States market, and Aloe-based liqueur products are largely a new sub-category of products within the overall alcoholic beverage market. The Company's growth is dependent on the successful introduction of new products. New products bear a risk of not being able to penetrate into the market and require effort and investment in marketing to be able to obtain a place in the consumer's world. The Company has conducted limited consumer research of its products and due to capital constraints is unable to undertake or engage other entities to conduct market research for our products. Accordingly, beyond our limited success in the market to date, there is limited independent assurance that market demand exists for our products.

Risks Related to the Sale of Securities If you sell your units you will lose the benefit of future appreciation.The risks previously enumerated pertain to the value of our securities and the risks of retaining those securities.Any holders of our equity securities who sell their securities will receive cash and lose the opportunity for future appreciation of the units or options sold. The valuation of our business going forward is highly uncertain. While you must consider our business and prospects in light of the aforementioned risks and difficulties we encounter in our markets, you should also consider the upside and downside opportunities that exist in holding our units. In the food and alcoholic beverage and spirits industry, recent transactions have been completed for sales prices that imply both higher and lower business and securities valuations than reflected in the price offered. Market valuations also vary greatly depending on the overall market environment, target companies' size, product differentiation, revenue growth, profitability and numerous other factors. Additionally, the valuation contemplated herein is for a minority investment and not an outright sale of the Company. An outright sale could potentially yield a higher valuation than a minority investment due to the premium placed on transfer of control. We have not undertaken a comprehensive market evaluation to find the best valuation in a fulsome control or liquidity event (e.g. outright sale or initial public offering). It is difficult to predict with any assurance the future appreciation or depreciation in our equity value. The rapidly evolving nature of the markets in which we sell our products and services, as well as other factors that are beyond our control, reduce our ability to accurately evaluate our future prospects or performance.

Risks of Investing in a Private Company and of this Investment We are largely dependent on the services of our founders. Our management will be dependent, to a large degree, on the services of Kurt Charron, the company's founder. Loss of his services could have a material adverse effect on our business because a qualified replacement may be difficult or impossible to retain. The Manager will control the Company. We are a manager-managed limited liability company and terms of governance and management are set fort in out limited liability company agreement ("LLC Agreement"). Control of the Company will remain with our present Manager, Kurt Charron, subject only to rights of members as set forth in the LLC Agreement. Accordingly, no investors should purchase any of the securities offered hereby unless they are willing to entrust us with all decision-making. Further, there is nothing to preclude any officer or director from resigning at any time and withdrawing from active participation in the business. We have made projections as to future performance that only reflect our best knowledge and those projections are based on assumptions and will not likely match actual performance. Our projected financial information provided to prospective investors is limited to presenting, to the best of management's knowledge and belief, pro forma financial forecasts or projections. The forecasts and projections are based on management's judgments and are meant to provide potential investors with an estimation of our sales activities through direct retail and distribution accounts, and not to project our actual anticipated results during any particular time frame. In particular, the projections do not take into account larger shipments to new customers at various points throughout the year. Our actual results will vary from the projections, and such variations may be material. We must control our costs and product supply to be profitable. It is critical to our success that we develop a rapid and reliable supply of raw materials, packaging and products in order to achieve the product cost expectations and financial projections as set forth in these materials. Although we believe that we can source all our product needs from a variety of suppliers, brokers and growers, there can be no assurance, at this time, that production costs we have assumed will allow the margins to fall within our forecasted range. We maintain limited liability insurance coverage. Although we carry general liability insurance of $2,000,000 in product liability insurance, such insurance may not be sufficient to cover any potential liability. Our insurance does not cover the primary cost of product recalls. If our insurance is insufficient to pay for claims or recalls, and we are held liable, we could be liable for a large sum of money in excess of our liability coverage. If we cannot pay the judgment and become insolvent, or do not have the

funds to defend a lawsuit, we could be forced to stop doing business. We face a number of uninsured risks, any one of which could harm our business. The Company will maintain limited business interruption insurance. We may not maintain insurance against all losses we suffer or liabilities we incur because of our operations. This could be because insurance is unavailable, we do not have the financial resources to acquire the insurance, or because we have elected not to purchase insurance. If we suffer a loss that is not covered by insurance or that exceeds the amount of our insurance coverage, we may be forced to cease operations. We will need to hire and train additional key personnel and failure to find and hire such personnel could constrain our growth. As the Company grows it will need additional personnel. Our success will depend, in part, upon our ability to attract and retain qualified employees. If we are unable to engage and retain the necessary personnel, our business would be materially and adversely affected. We maintain broad discretion with respect to the use of the offering proceeds. We maintain broad discretion with respect to the use of proceeds from this Offering. As such the Manager may amend the use of the proceeds without your approval. Moreover, the net proceeds from this Offering are allocated for product support, inventory and for working capital, the expenditure of which will be at the discretion of the Board of Directors. We will have the right to issue additional shares which would dilute the interests of existing shareholders. We have the power to issue more shares without shareholder approval. We may in the future attempt to issue more shares to raise funds. To the extent we raise additional capital by issuing equity or securities convertible into equity, ownership dilution to our shareholders will result and this dilution may be severe. We have agreed to provide indemnification of officers and directors. Our Limited Liability Company Agreement and organizational materials provide that we may indemnify the Manager, any director, officer, agent and/or employee for liabilities as are specified by law. We have entered into and intend in the future to enter into indemnification agreements with the Manager and each of our officers and directors. Further, we may purchase and maintain insurance on behalf of any of them whether or not we have the power to indemnify such person against the liability insured against. This could result in substantial expenditures by us and prevent us from recovering from our officers, directors, agents and employees for losses incurred by us as a result of their actions. State corporate statutes and certain provisions of the Limited Liability Company Agreement and organizational materials under certain circumstances provide for indemnification of the Company's officers, directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided is contained herein, but this description is qualified in its entirety by reference to the Company's Limited Liability Company Agreement and to the statutory provisions. In general, any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Manager, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified. The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and have not been adjudged liable for negligence or misconduct. Indemnification may also be granted pursuant to the terms of agreements which may be entered in the future or pursuant to a vote of shareholders or directors. The statutory provision cited above also grants the power to the Company to purchase and maintain insurance which protects its officers and directors against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by the Company. Our licensed trademarks may not provide adequate protection. We have applied for and/or completed registration of the name Chareau and logo in multiple classes as registered trademarks in the USA. There is no assurance, however, that third parties may not infringe on the licensed trademark if we are able to obtain one. In order to protect their licensed trademark rights, we may have to file lawsuits and obtain injunctions. If that occurs, we will have to spend large sums of money for attorney's fees in order to obtain the injunctions. Even if injunctions are obtained, there is no assurance that those infringing on the licensed trademarks will comply with the injunctions. Further, we may not have adequate funds available to prosecute actions to protect or to defend the trademarks, in which case those infringing on our licensed trademarks, if any, could continue to do so in the future. We do not anticipate paying dividends and unit holders will not earn current returns. We do not anticipate paying dividends on our equity securities in the foreseeable future. Future dividends will depend on our earnings and our financial requirements. If you believe you will have a need for immediate income from the Company's equity securities, you should not purchase our securities. You are buying restricted securities. You are buying a restricted security as that term is defined in Rule 144 of the Securities Act of 1933. As such you may not transfer the Shares for a period of one year and thereafter you may only transfer the shares in compliance with Rule 144. FOR ALL OF THE AFORESAID REASONS AND OTHERS SET FORTH HEREIN, THE PURCHASE OF THE SHARES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. ANY PERSON CONSIDERING AN INVESTMENT IN THE SHARES OFFERED HEREBY SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS MEMORANDUM. THE SHARES SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO ABSORB A TOTAL LOSS OF THEIR INVESTMENT IN THE COMPANY AND HAVE NO NEED FOR A RETURN ON THEIR INVESTMENT.

Risks Related to the Specialty Alcoholic Beverage and Spirits Industries. Competition We have many current and potential competitors, many of whom have considerably greater financial and other resources than we do. There are many new competitive entrants every year. Further, if our products are successful, others will enter the market, which may draw our customers away from us or preclude us from obtaining any additional customers. In particular, there are a number of established alcoholic beverage and spirits operators the U.S., that sell comparable products and at any time could enter the market with new competing products based on Aloe. Our business is subject to many regulations and noncompliance is costly. The production, marketing and sale of food products, including contents, labels and packaging, are subject to the rules and regulations of various federal, provincial, state and local health agencies. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined, or production may be stopped, thus adversely affecting our financial conditions and operations. Any adverse publicity associated with any noncompliance may damage our reputation and our ability to successfully market our products. Furthermore, the rules and regulations are subject to change from time to time and while we closely monitor developments in this area, we have no way of anticipating whether changes in these rules and regulations will impact our business adversely. Additional or revised regulatory requirements, whether labeling, environmental, tax or otherwise, could have a material adverse effect on our financial condition and results of operations. We could be subject to product recalls, which could have a material adverse affect on our business. We source ingredients from a variety of suppliers, and although we have procedures to maintain quality assurance, defective or contaminated ingredients in our products or defects in our product packaging may require us to institute a costly and potentially damaging product recall. Our general liability insurance does not cover the costs of product recalls. Adverse publicity or claims that may be generated from bad or defective products may impact the ability to maintain our community and shareholder profile and image. Recent incidents involving other product and service providers have indicated that the risks due to adverse publicity (as in the case of tainted products) or claims for improper packaging or labeling may impact the ability to maintain our community and shareholder profile and image. Thus, any illness or injury or rumor of illness or injury related to our products or employees may cause negative publicity that may have a material adverse effect on us and the value of our securities. Claims arising from injury could require significant attention and resources and divert management from efforts to operate and expand the business. Moreover, although currently unpredictable, negative publicity concerning other activities or incidents in connection with our operations or employees could have a material adverse impact on us and the value of our securities. For a significant portion of our business we sell through and rely on distributors which we do not control and which we are dependent upon for performance. Their performance could affect our ability to efficiently and profitably distribute and market our products, to maintain our existing markets and to expand our business into other geographic markets. Our ability to establish a market for our unique brands and products in new geographic distribution areas, as well as maintain and expand our existing markets, is in many cases dependent on our ability to establish and maintain successful relationships with reliable independent distributors strategically positioned to serve those areas. We do not control our distributors and poor distributor performance could affect our ability to efficiently and profitably distribute and market our products. Many of our larger distributors sell and distribute competing products, including other natural and organic food products, and our products may represent a small portion of their business. To the extent that our distributors are distracted from selling and supporting our products or do not employ sufficient efforts in managing and selling our products, including re-stocking the retail shelves with our products, our sales and profitability will be adversely affected, and we may be unable to maintain our existing markets and to expand our business into other geographic markets. Our ability to maintain our distribution network and attract additional distributors will depend on a number of factors, many of which are outside our control. Some of these factors include: • the level of demand for our brands and products in a particular distribution area, • our ability to price our products at levels competitive with those offered by competing products, and • our ability to deliver products in the quantity and at the time ordered by distributors. We may not be able to meet all or any of these factors in any of our current or prospective geographic areas of distribution. Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our distributors in that particular geographic area, thus limiting our ability to expand our market, which will likely adversely effect our revenues and financial results. Because our customers and distributors are not required to place minimum orders with us, we need to carefully manage our inventory levels, and it is difficult to predict the timing and amount of our sales. Our direct customers and distributors are not required to place minimum monthly or annual orders for our products. In order to reduce inventory costs, independent distributors endeavor to limit the inventories of our products which they hold at their warehouses and distribution centers. Accordingly, there is no assurance as to the timing or quantity of purchases by any of our direct customers or independent distributors or that any of our customers or distributors will continue to purchase products from us in the same frequencies and volumes as they may have done in the past. We cannot accurately predict the sales volumes of our customers or distributors. We are subject to many federal, state and local laws with which compliance is both costly and complex. The food and beverage industry is subject to extensive federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation, those relating to building and zoning requirements and those relating to the preparation and sale of food. We are also subject to licensing and regulation by state and local authorities relating to health, sanitation, safety and fire standards. We are subject to federal and state laws governing our relationships with employees (including the Fair Labor Standards Act of 1938, the Immigration Reform and Control Act of 1986 and applicable requirements concerning the minimum wage, overtime, family leave, working conditions, safety standards, immigration status,

unemployment tax rates, workers' compensation rates and state and local payroll taxes) and federal and state laws which prohibit discrimination. As significant numbers of our associates are paid at rates related to the applicable minimum wage, further increases in the minimum wage or other changes in these laws could increase our labor costs. Our ability to respond to minimum wage increases by increasing menu prices will depend on the responses of our competitors and customers. In March 2010, the United States federal government enacted comprehensive health care reform legislation which, among other things, includes guaranteed coverage requirements, eliminates pre-existing condition exclusions and annual and lifetime maximum limits, restricts the extent to which policies can be rescinded and imposes new and significant taxes on health insurers and health care benefits. The legislation imposes implementation effective dates that began in 2010 and extend through 2020, and many of the changes require additional guidance from government agencies or federal regulations. To date, we have not experienced material costs related to such legislation. However, due to the phased-in nature of the implementation and the lack of interpretive guidance, it is difficult to determine at this time what impact the health care reform legislation will have on our financial results. Possible adverse effects could include increased costs, exposure to expanded liability and requirements for us to revise the ways in which we provide healthcare and other benefits to our employees. The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and, therefore, have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our shops if we failed to comply with applicable standards. Compliance with all of these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company. Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently. A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Manager of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Manager of the Company. If the Manager and Members of the Company authorize a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company. Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the Manager and Members of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its Manager, and the Investor will have no independent right to name or remove the Manager. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

The Manager of the Company may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example the Manager and 75% of the voting members may amend the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. If the original Manager resigns, a new Manager may be appointed or removed by 75% of the voting members. The Manager and 75% of the voting members may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The Manager and 75% of the voting members may elect to sell memberships or sell the company or its assets at a time that is not favorable to the Investor and is damaging to the Company. The Manager and 75% of the voting members may elect to issue new securities or adopt an equity incentive plan, and in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, the Manager and 75% of the voting members cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

In the future, we will perform valuations of our common units that take into account factors such as the following:

- unrelated third party valuations of our common units;
- the price at which we sell other securities, such as convertible debt or preferred shares, in light of the rights, preferences and privileges of our those securities relative to those of our common units;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common units;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Charron Favreau SPC

- Washington Corporation
- Organized February 2019
- 2 employees

4682 Calle Bolero
Unit B
Camarillo CA 93012

http://www.chareau.us

Business Description

Refer to the Chareau profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Chareau has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

They failed to submit an annual report in the past.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us

Our Profile

Jobs

Press

Blog

Charter

Investors

Getting Started

Risks

Earning Returns

Funds

Get $1000

Founders

Raise Money

FAQ

Legal Primer

Deals

How to Raise Money

Say Hello

hello@wefunder.com

Twitter

Facebook

Instagram

San Francisco

wefunder.com/chareau/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*